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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Criticare Systems, Inc.
(Name of Subject Company)

Criticare Systems, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.04 per share
(Title of Class of Securities)

226901106
(CUSIP Number of Class of Securities)

Emil H. Soika
President and Chief Executive Officer
Criticare Systems, Inc.
20925 Crossroads Circle, Suite 100
Waukesha, Wisconsin 53186
(262) 798-8282
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
 Benjamin G. Lombard, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 2100
Milwaukee, Wisconsin 53202
(414) 298-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on March 7, 2008 (as previously filed with the SEC, and as the same may be amended or supplemented from time to time, the "Schedule 14D-9") by Criticare Systems, Inc., a Delaware corporation ("Criticare" or the "Company").

        The Schedule 14D-9 relates to the tender offer made by Packer Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Opto Circuits (India) Limited, a company registered under the laws of India ("Opto Circuits"), disclosed in the Tender Offer Statement on Schedule TO, dated March 7, 2008, to purchase all of the outstanding shares of Common Stock at a purchase price of $5.50 per share, net to the seller in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2008, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.    Additional Information

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of Item 8:

        Consummation of Offer

        The Offer expired by its terms and was successfully completed at 5:00 p.m., New York City time, on April 4, 2008. Upon expiration of the Offer, the Purchaser accepted for payment, in accordance with the terms of the Offer, all shares that were validly tendered and not withdrawn prior to the expiration of the Offer. The Purchaser has advised the Company that, based upon information obtained by the Purchaser from the depositary for the Offer, as of the expiration of the Offer, a total of 11,536,382 shares of Common Stock (including 760,112 shares or 6% delivered pursuant to notices of guaranteed delivery), representing approximately 93% of the outstanding shares of Common Stock of Criticare, were validly tendered and not withdrawn prior to the expiration of the Offer.

        There are no US regulatory or other impediments to the completion of the Merger and all the conditions to the completion of the Merger contained in the Merger Agreement have been satisfied. Opto Circuits expects to cause the Merger to be completed in the next several days. If necessary, in order to accomplish the Merger as a short-form merger under Delaware law (the "Merger"), Opto Circuits has advised that Purchaser may exercise its top-up option to purchase directly from Criticare a limited number of additional shares of Criticare common stock for $5.50 per share (the same purchase price paid in the Offer). Pursuant to the Merger, Purchaser will merge with and into the Company with the Company surviving as a direct wholly-owned subsidiary of Opto Circuits and Criticare's stock will no longer be listed on AMEX. Pursuant to the Merger Agreement, each share of Common Stock not accepted for payment in the Offer, other than those as to which holders validly exercise appraisal rights under Delaware law and those held by Criticare, Purchaser, Opto Circuits or their respective subsidiaries, will be converted in the Merger into the right to receive $5.50 in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes. This is the same price per share paid in the Offer.

Item 9    Exhibits

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

  (a)(1)(I) Press Release of Opto Circuits (India) Limited and Criticare, issued April 7, 2008.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRITICARE SYSTEMS, INC.
Date: April 7, 2008	BY	/s/ EMIL H. SOIKA Emil H. Soika, President and Chief Executive Officer

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  Item 8. Additional Information
  Item 9 Exhibits
SIGNATURE